SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
HAGUE CORP.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
CUSIP No. 405184102

(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600
Fax: 305-349-4958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	405184102	Page	2	of	8

1	NAMES OF REPORTING PERSONS Steven Posner Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		4,999,765*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,999,765*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,999,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
* Includes 1,874,765 shares of common stock into which an outstanding debenture owned by the Reporting Persons is convertible

CUSIP No.	405184102	Page	3	of	8

1	NAMES OF REPORTING PERSONS Steven Posner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,999,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,999,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,999,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 1,874,765 shares of common stock into which an outstanding debenture owned by the Reporting Persons is convertible

CUSIP No.	405184102	Page	4	of	8

1	NAMES OF REPORTING PERSONS Stuart Posner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,999,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,999,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,999,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 1,874,765 shares of common stock into which an outstanding debenture owned by the Reporting Persons is convertible

CUSIP No.	405184102	Page	5	of	8
ITEM 1. SECURITY AND ISSUER.
     This Schedule 13D relates to the common stock of Hague Corporation, a Nevada corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at 1864 Portage Avenue, Winnipeg, Manitoba R3J0H2.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by the Steven Posner Irrevocable Trust (the “Trust”), Steven Posner, and Stuart Posner (collectively, the “Reporting Persons”). The Trust is a Florida irrevocable trust and Stuart Posner and Steven Posner, its trustees, are U.S. citizens. The Trust’s address is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161.
     Steven Posner acts as a business consultant. His business address is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. Stuart Posner’s principal occupation is a business consultant. His business address is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. The Trust is an entity formed in 1965 for the purpose of making and holding investments.
     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The Trust used trust funds to make all acquisitions of Common Stock and the convertible debenture. Five hundred thousand dollars ($500,000) was used to acquire the convertible debenture and 1,175,000 shares of common stock from the Company and $16,667 was used to acquire 1,950,000 shares of common stock from a third party.
     The debenture is convertible into 1,874,765 shares of common stock (at $.26 per share).
     The debenture includes a limitation on conversion or exercise, which provides that at no time will the Trust be entitled to convert any portion of the debenture that would result in the beneficial ownership by the Trust of more than 9.99% of the outstanding shares of the Issuer’s Common Stock. For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons utilized 69,375,000 shares as the Issuer’s total number of outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 10, 2008).
     For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 4,999,765 shares, which includes 1,874,765 shares subject to issuance in connection with the conversion of the debenture.
ITEM 4. PURPOSE OF TRANSACTION.
     The Reporting Persons acquired the shares of Common Stock and debenture for investment purposes. The Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or in a private transaction, or to sell any or all of its shares of Common Stock.

CUSIP No.	405184102	Page	6	of	8
     Upon the occurrence of an event of default under the debenture, or certain other agreements executed in connection with the debenture, the Trust will have the right to appoint two members to the Company’s Board of Directors and the size of the Board of Directors in such case shall not be greater than nine. Upon an event of default, the directors appointed by the Trust need not be independent of the Trust.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	The Reporting Persons beneficially own 4,999,765 shares of Common Stock of the Issuer, which represents 7.0% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	The Reporting Persons have sole power to vote or dispose of all the shares of Common Stock of the Issuer.

(c)	Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     In connection with the sale of debentures, Stephen Squires, the Chief Executive Officer of the Issuer, executed a Stock Pledge Agreement, pursuant to which Mr. Squires pledged 20 million shares of common stock of the Issuer to all debenture holders, including the Trust. MKM Opportunity Master Fund, Ltd. (“MKM”) an unaffiliated investor, was appointed to act as attorney-in-fact on behalf of all investors, including the Trust, if an event of default occurs.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     1. Stock Pledge Agreement dated as of October 29, 2008 between the Issuer, Stephen Squires and Pledges (including Trust).
     2. Joint Filing Agreement, dated as of February 5, 2009, by and among the Reporting Persons.

CUSIP No.	405184102	Page	7	of	8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2009	THE STEVEN POSNER IRREVOCABLE TRUST
	By:	/s/ Stuart Posner
Stuart Posner, Trustee

	By:	/s/ Steven Posner
Steven Posner, Trustee

/s/ Stuart Posner
Stuart Posner, individually

/s/ Steven Posner
Steven Posner, individually

CUSIP No.	405184102	Page	8	of	8

JOINT FILING AGREEMENT
The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Hague Corporation of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 5, 2009	/s/ Steven Posner
Steven Posner

February 5, 2009	/s/ Stuart Posner
Stuart Posner

February 5, 2009	The Steven Posner Irrevocable Trust
/s/ Steven Posner
Steven Posner, as trustee

February 5, 2009	The Steven Posner Irrevocable Trust
/s/ Stuart Posner
Stuart Posner, as Trustee

STOCK PLEDGE AGREEMENT
     This Stock Pledge Agreement (this “Agreement”), dated as of October 29, 2008, by and among Hague Corp., a Nevada corporation (the “Company”). Stephen Squires (the “Pledgor”). and the pledgees signatory hereto and their respective endorsees, transferees and assigns (collectively, the “Pledgees”),
BACKGROUND
     WHEREAS, pursuant to a Securities Purchase Agreement, dated the date hereof, between Company and the Pledgees (the “Purchase Agreement”), Company has agreed to issue to the Pledgees and the Pledgees have agreed to purchase from Company certain of Company’s 8% Senior Secured Convertible Debentures, due three years from the date of issue (the “Notes”), which are convertible into shares of Company’s Common Stock, par value $.001 per share (the “Common Stock”); and
     WHEREAS, as a material inducement to the Pledgees to enter into the Purchase Agreement, the Pledgees have required and the Pledgor has agreed (i) to unconditionally guarantee the timely and full satisfaction of all obligations of the Company, whether matured or unmatured, now or hereafter existing or created and becoming due and payable (the “Obligations”) to the Pledgees, their successors, endorsees, transferees or assigns under the Transaction Documents (as defined in the Purchase Agreement) to the extent of the Collateral (as hereinafter defined), and (ii) to grant to the Pledgees, their successors, endorsees, transferees or assigns a security interest in the Pledged Stock (as hereinafter defined), as collateral security for Obligations.
     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:
     1. Defined Terms. All capitalized terms used herein which are not defined shall have the meanings given to them in the Purchase Agreement.
     2, Pledge and Grant of Security Interest. To the extent of the Collateral (as hereinafter defined), the Pledgor hereby absolutely, unconditionally and irrevocably guarantees to the Pledgees, their successors, endorsees, transferees and assigns the due and punctual performance and payment of the Obligations owing to the Pledgees, their successors, endorsees, transferees or assigns when due, all at the time and place and in the amount and manner prescribed in, and otherwise in accordance with, the Transaction Documents, regardless of any defense or set-off counterclaim which the Company or any other person may have or assert, and regardless of whether or not the Pledgees or anyone on behalf of the Pledgees shall have instituted any suit, action or proceeding or exhausted its remedies or taken any steps to enforce any rights against the Company or any other person to compel any such performance or observance or to collect all or part of any such amount, either pursuant to the provisions of the Transaction Documents or at law or in equity, and regardless of any other condition or contingency. The Pledgor shall have no obligation whatsoever to the Pledgees beyond the

Collateral pledged for the Obligations set forth herein. For purposes of this agreement, Collateral shall mean:
          (a) the shares of stock set forth on Schedule A annexed hereto and expressly made a part hereof (together with any additional shares of stock or other equity interests acquired by Pledgor, the “Pledged Stock”), the certificates representing the Pledged Stock and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Stock;
          (b) all additional shares of stock of the Company from time to time acquired by Pledger in any manner from the ownership of the Pledged Stock, including, without limitation, stock dividends or a distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off (which shares shall be deemed to be part of the Collateral), and the certificates representing such additional shares, and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares; and
          (c) all options and rights, whether as an addition to, in substitution of or in exchange for any shares of any Pledged Stock and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all such options and rights.
     3. Delivery of Collateral. All certificates representing or evidencing the Pledged Stock shall be delivered to and held by or on behalf of Pledgees pursuant hereto and shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Pledgees. Pledgor hereby authorizes the Company upon demand by Pledgees to deliver any certificates, instruments or other distributions issued in connection with the Collateral directly to Pledgees, in each case to be held by Pledgees, subject to the terms hereof. Upon an Event of Default (as defined below) that has occurred and is continuing beyond any applicable grace period, Pledgees shall have the right, during such time in their discretion and without notice to Pledgor, to transfer to or to register in the name of Pledgees or any of their nominees any or all of the Pledged Stock. In addition, Pledgees shall have the right at such time to exchange certificates or instruments representing or evidencing Pledged Stock for certificates or instruments of smaller or larger denominations.
     4. Representations and Warranties of Pledgor. Pledgor represents and warrants to Pledgees (which representations and warranties shall be deemed to continue to be made until all of the Indebtedness has been paid in full and each Document and each agreement and instrument entered into in connection therewith has been irrevocably terminated) that:
          (a) the execution, delivery and performance by Pledgor of this Agreement and the pledge of the Collateral hereunder do not and will not result in any violation of any agreement, indenture, instrument, license, judgment, decree, order, law, statute, ordinance or other governmental rule or regulation applicable to Pledgor;

          (b) this Agreement constitutes the legal, valid, and binding obligation of Pledgor enforceable against Pledgor in accordance with its terms;
          (c) (i) all Pledged Stock owned by Pledgor is set forth on Schedule A hereto and (ii) Pledgor is the direct and beneficial owner of each share of the Pledged Stock;
          (d) all of the shares of the Pledged Stock have been duly authorized, validly issued and are fully paid and nonassessable;
          (e) no consent or approval of any person, corporation, governmental body, regulatory authority or other entity, is or will be necessary for (i) the execution, delivery and performance of this Agreement, (ii) the exercise by the Pledgees of any rights with respect to the Collateral or (iii) the pledge and assignment of, and the grant of a security interest in, the Collateral hereunder;
          (f) there are no pending or, to the best of Pledgor’s knowledge, threatened actions or proceedings before any court, judicial body, administrative agency or arbitrator which may materially adversely affect the Collateral;
          (g) Pledgor has the requisite power and authority to enter into this Agreement and to pledge and assign the Collateral to Pledgees in accordance with the terms of this Agreement.
          (h) Pledgor owns each item of the Collateral and, except for the pledge and security interest granted to Pledgees hereunder, the Collateral shall be, immediately following the closing of the transactions contemplated by the Documents, free and clear of any other security interest, pledge, claim, lien, charge, hypothecation, assignment, offset or encumbrance whatsoever (collectively, “Liens”).
          (i) there are no restrictions on transfer of the Pledged Stock contained in the certificate of incorporation or by-laws (or equivalent organizational documents) of the Company or otherwise which have not otherwise been enforceably and legally waived by the necessary parties.
          (j) none of the Pledged Stock has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject.
          (k) the pledge and assignment of the Collateral and the grant of a security interest under this Agreement vest in Pledgees all rights of Pledgor in the Collateral as contemplated by this Agreement.
          (l) The Pledged Stock constitutes [          ] (100%) of the issued and outstanding shares of capital stock of the Company.

     5. Covenants. Pledgor covenants that, until the Indebtedness shall be satisfied in full and each Document and each agreement and instrument entered into in connection therewith is irrevocably terminated:
          (a) Pledgor will not sell, assign, transfer, convey, or otherwise dispose of its rights in or to the Collateral or any interest therein; nor will Pledgor create, incur or permit to exist any Lien whatsoever with respect to any of the Collateral or the proceeds thereof other than that created hereby.
          (b) Pledgor will, at its expense, defend Pledgees’ right, title and security interest in and to the Collateral against the claims of any other party.
          (c) Pledgor shall at any time, and from time to time, upon the written request of Pledgees, execute and deliver such further documents and do such further acts and things as Pledgees may reasonably request in order to effect the purposes of this Agreement including, but without limitation, delivering to Pledgees upon the occurrence of an Event of Default irrevocable proxies in respect of the Collateral in form satisfactory to Pledgees. Until receipt thereof, upon an Event of Default that has occurred and is continuing beyond any applicable grace period, this Agreement shall constitute Pledgor’s proxy to Pledgees or their nominee to vote all shares of Collateral then registered in Pledgor’s name.
     6. Voting Rights and Dividends. In addition to Pledgees’ rights and remedies set forth in Section 8 hereof, in case an Event of Default shall have occurred and be continuing, beyond any applicable cure period, Pledgees shall (i) be entitled to vote the Collateral, (ii) be entitled to give consents, waivers and ratifications in respect of the Collateral (Pledgor hereby irrevocably constituting and appointing Pledgees, with full power of substitution, the proxy and attorney-in-fact of Pledgor for such purposes) and (iii) be entitled to collect and receive for its own use cash dividends paid on the Collateral, Pledgor shall not be permitted to exercise or refrain from exercising any voting rights or other powers if, in the reasonable judgment of Pledgees, such action would have a material adverse effect on the value of the Collateral or any part thereof; and, provided, further, that Pledgor shall give at least five (5) days’ written notice of the manner in which Pledgor intends to exercise, or the reasons for refraining from exercising, any voting rights or other powers other than with respect to any election of directors and voting with respect to any incidental matters. Following the occurrence of an Event of Default, all dividends and all other distributions in respect of any of the Collateral, shall be delivered to Pledgees to hold as Collateral and shall, if received by Pledgor, be received in trust for the benefit of Pledgees, be segregated from the other property or funds of Pledgor, and be forthwith delivered to Pledgees as Collateral in the same form as so received (with any necessary endorsement).
     7. Event of Default. An Event of Default shall be deemed to have occurred and may be declared by Pledgees upon the happening of any of the following events:
          (a) An “Event of Default” (or similar term) under any Document or any agreement or note related to any Document shall have occurred and be continuing beyond any applicable cure period;

          (b) Pledgor shall default in the performance of any of its obligations under any agreement between Pledgor and Pledgees, including, without limitation, this Agreement, and such default shall not be cured for a period of fifteen (15) days after the occurrence thereof;
          (c) Any representation or warranty of Pledgor made herein, in any Document or in any agreement, statement or certificate given in writing pursuant hereto or thereto or in connection herewith or therewith shall be false or misleading in any material respect;
          (d) Any portion of the Collateral is subjected to levy of execution, attachment, distraint or other judicial process; or any portion of the Collateral is the subject of a claim (other than by Pledgees) of a Lien or other right or interest in or to the Collateral and such levy or claim shall not be cured, disputed or stayed within a period of fifteen (15) business days after the occurrence thereof; or
          (e) Pledgor shall (i) apply for, consent to, or suffer to exist the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or other fiduciary of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case under any state or federal bankruptcy laws (as now or hereafter in effect), (iv) be adjudicated a bankrupt or insolvent, (v) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vi) acquiesce to, or fail to have dismissed, within sixty (60) days, any petition filed against it in any involuntary case under such bankruptcy laws, or (vii) take any action for the purpose of effecting any of the foregoing.
     8. Remedies. In case an Event of Default shall have occurred and be declared by Pledgees, Pledgees may:
          (a) Transfer any or all of the Collateral into its name, or into the name of its nominee or nominees;
          (b) Exercise all corporate rights with respect to the Collateral including, without limitation, all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any shares of the Collateral as if it were the absolute owner thereof, including, but without limitation, the right to exchange, at its discretion, any or all of the Collateral upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Company thereof, or upon the exercise by the Company of any right, privilege or option pertaining to any of the Collateral, and, in connection therewith, to deposit and deliver any and all of the Collateral with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; and
          (c) Subject to any requirement of applicable law, sell, assign and deliver the whole or, from time to time, any part of the Collateral at the time held by Pledgees, at any private sale or at public auction, with or without demand, advertisement or notice of the time or place of sale or adjournment thereof or otherwise (all of which are hereby waived, except such notice as is required by applicable law and cannot be waived), for cash or credit or for other property for immediate or future delivery, and for such price or prices and on such terms as Pledgees in their sole discretion may determine, or as may be required by applicable law.

          Pledgor hereby waives and releases any and all right or equity of redemption, whether before or after sale hereunder. At any such sale, unless prohibited by applicable law, Pledgees may bid for and purchase the whole or any part of the Collateral so sold free from any such right or equity of redemption. All moneys received by Pledgees hereunder whether upon sale of the Collateral or any part thereof or otherwise shall be held by Pledgees and applied by them as provided in Section 10 hereof. No failure or delay on the part of Pledgees in exercising any rights hereunder shall operate as a waiver of any such rights nor shall any single or partial exercise of any such rights preclude any other or future exercise thereof or the exercise of any other rights hereunder. Pledgees shall have no duty as to the collection or protection of the Collateral or any income thereon nor any duty as to preservation of any rights pertaining thereto, except to apply the funds in accordance with the requirements of Section 10 hereof. Pledgees may exercise their rights with respect to property held hereunder without resort to other security for or sources of reimbursement for the Indebtedness. In addition to the foregoing, Pledgees shall have all of the rights, remedies and privileges of a secured party under the Uniform Commercial Code of New York regardless of the jurisdiction in which enforcement hereof is sought
     9. Private Sale. Pledgor recognizes that Pledgees may be unable to effect (or to do so only after delay which would adversely affect the value that might be realized from the Collateral) a public sale of all or part of the Collateral by reason of certain prohibitions contained in the Securities Act, and may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor agrees that any such private sale may be at prices and on terms less favorable to the seller than if sold at public sales and that such private sales shall be deemed to have been made in a commercially reasonable manner. Pledgor agrees that Pledgees have no obligation to delay sale of any Collateral for the period of time necessary to permit the Company to register the Collateral for public sale under the Securities Act.
     10. Proceeds of Sale. The proceeds of any collection, recovery, receipt, appropriation, realization or sale of the Collateral shall be applied by Pledgees as follows:
          (a) First, to the payment of all costs, reasonable expenses and charges of Pledgees and to the reimbursement of Pledgees for the prior payment of such costs, reasonable expenses and charges incurred in connection with the care and safekeeping of the Collateral (including, without limitation, the reasonable expenses of any sale or any other disposition of any of the Collateral), the expenses of any taking, attorneys’ fees and reasonable expenses, court costs, any other fees or expenses incurred or expenditures or advances made by Pledgees in the protection, enforcement or exercise of its rights, powers or remedies hereunder;
          (b) Second, to the payment of the Indebtedness, in whole or in part, in such order as Pledgees may elect, whether or not such Indebtedness is then due;
          (c) Third, to such persons, firms, corporations or other entities as required by applicable law including, without limitation, the UCC; and

          (d) Fourth, to the extent of any surplus to the Pledgor or as a court of competent jurisdiction may direct.
     11. Waiver of Marshaling. Pledgor hereby waives any right to compel any marshaling of any of the Collateral.
     12. No Waiver. Any and all of Pledgees’ rights with respect to the Liens granted under this Agreement shall continue unimpaired, and Pledgor shall be and remain obligated in accordance with the terms hereof, notwithstanding (a) the bankruptcy, insolvency or reorganization of Pledgor, (b) the release or substitution of any item of the Collateral at any time, or of any rights or interests therein, or (c) any delay, extension of time, renewal, compromise or other indulgence granted by Pledgees in reference to any of the Indebtedness, Pledgor hereby waives all notice of any such delay, extension, release, substitution, renewal, compromise or other indulgence, and hereby consents to be bound hereby as fully and effectively as if Pledgor had expressly agreed thereto in advance. No delay or extension of time by Pledgees in exercising any power of sale, option or other right or remedy hereunder, and no failure by Pledgees to give notice or make demand, shall constitute a waiver thereof, or limit, impair or prejudice Pledgees’ right to take any action against Pledgor or to exercise any other power of sale, option or any other right or remedy.
     13. Expenses. The Collateral shall secure, and Pledgor shall pay to Pledgees on demand, from time to time, all reasonable costs and expenses, (including but not limited to, reasonable attorneys’ fees and costs, taxes, and all transfer, recording, filing and other charges) of, or incidental to, the custody, care, transfer, administration of the Collateral or any other collateral, or in any way relating to the enforcement, protection or preservation of the rights or remedies of Pledgees under this Agreement or with respect to any of the Indebtedness,
     14. MKM Appointed Attorney-in-Fact and Performance by MKM. Upon the occurrence of an Event of Default, Pledgor hereby irrevocably constitutes and appoints MKM Opportunity Master Fund LLC (“MKM”), on behalf of the Pledgees, as Pledgor’s true and lawful attorney-in-fact, with full power of substitution, to execute, acknowledge and deliver any instruments and to do in Pledgor’s name, place and stead, all such acts, things and deeds for and on behalf of and in the name of Pledgor, which Pledgor could or might do or which Pledgees may deem necessary, desirable or convenient to accomplish the purposes of this Agreement, including, without limitation, to execute such instruments of assignment or transfer or orders and to register, convey or otherwise transfer title to the Collateral into Pledgees’ name. Pledgor hereby ratifies and confirms all that said attorney-in-fact may so do and hereby declares this power of attorney to be coupled with an interest and irrevocable. If Pledgor fails to perform any agreement herein contained, Pledgees may themselves perform or cause performance thereof, and any costs and expenses of Pledgees incurred in connection therewith shall be paid by the Pledgor as provided in Section 10 hereof.
     15. WAIVERS. EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL

TO THE DEALINGS OF THE PARTIES HERETO OR ANY OTHER AGREEMENT EXECUTED OR DELIVERED BY THEM IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE AND EACH PARTY HERETO HEREBY AGREES AND CONSENTS THAT ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
     16. Recapture. Notwithstanding anything to the contrary in this Agreement, if Pledgees receive any payment or payments on account of the Indebtedness, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver, or any other party under the United States Bankruptcy Code, as amended, or any other federal or state bankruptcy, reorganization, moratorium or insolvency law relating to or affecting the enforcement of creditors’ rights generally, common law or equitable doctrine, then to the extent of any sum not finally retained by Pledgees, Pledgor’s obligations to Pledgees shall be reinstated and this Agreement shall remain in full force and effect (or be reinstated) until payment shall have been made to Pledgees, which payment shall be due on demand.
     17. Captions. All captions in this Agreement are included herein for convenience of reference only and shall not constitute part of this Agreement for any other purpose.
     18. Miscellaneous.
          (a) This Agreement constitutes the entire and final agreement among the parties with respect to the subject matter hereof and may not be changed, terminated or otherwise varied except by a writing duly executed by the parties hereto.
          (b) No waiver of any term or condition of this Agreement, whether by delay, omission or otherwise, shall be effective unless in writing and signed by the party sought to be charged, and then such waiver shall be effective only in the specific instance and for the purpose for which given.
          (c) In the event that any provision of this Agreement or the application thereof to Pledgor or any circumstance in any jurisdiction governing this Agreement shall, to any extent, be invalid or unenforceable under any applicable statute, regulation, or rule of law, such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute, regulation or rule of law, and the remainder of this Agreement and the application of any such invalid or unenforceable provision to parties, jurisdictions, or circumstances other than to whom or to which it is held invalid or unenforceable shall not be affected thereby, nor shall same affect the validity or enforceability of any other provision of this Agreement.

          (d) This Agreement shall be binding upon Pledgor, and Pledgor’s successors and assigns, and shall inure to the benefit of Pledgees and their successors and assigns.
          (e) Any notice or other communication required or permitted pursuant to this Agreement shall be given in accordance with the Security Agreement.
          (f) This Agreement shall be governed by and construed and enforced in all respects in accordance with the laws of the State of New York applied to contracts to be performed wholly within the State of New York.
          (g) PLEDGOR EXPRESSLY CONSENTS TO THE JURISDICTION AND VENUE OF EACH COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF NEW YORK FOR ALL PURPOSES IN CONNECTION WITH THIS AGREEMENT. ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY ANY MATTER OR CLAIM IN ANY WAY ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS AGREEMENT SHALL BE BROUGHT ONLY IN A STATE COURT LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. PLEDGOR FURTHER CONSENTS THAT ANY SUMMONS, SUBPOENA OR OTHER PROCESS OR PAPERS (INCLUDING, WITHOUT LIMITATION, ANY NOTICE OR MOTION OR OTHER APPLICATION TO EITHER OF THE AFOREMENTIONED COURTS OR A JUDGE THEREOF) OR ANY NOTICE IN CONNECTION WITH ANY PROCEEDINGS HEREUNDER, MAY BE SERVED INSIDE OR OUTSIDE OF THE STATE OF NEW YORK OR THE SOUTHERN DISTRICT OF NEW YORK BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, OR BY PERSONAL SERVICE PROVIDED A REASONABLE TIME FOR APPEARANCE IS PERMITTED, OR IN SUCH OTHER MANNER AS MAY BE PERMISSIBLE UNDER THE RULES OF SAID COURTS. EACH PLEDGOR WAIVES ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION INSTITUTED HEREON AND SHALL NOT ASSERT ANY DEFENSE BASED ON LACK OF JURISDICTION OR VENUE OR BASED UPON FORUM NON CONVENIENS.
          (h) It is understood and agreed that any person or entity that desires to become a Pledgor hereunder, or is required to execute a counterpart of this Stock Pledge Agreement after the date hereof pursuant to the requirements of any Document, shall become a Pledgor hereunder by (x) executing a Joinder Agreement in form and substance satisfactory to Pledgees, (y) delivering supplements to such exhibits and annexes to such Documents as Pledgees shall reasonably request and (z) taking all actions as specified in this Agreement as would have been taken by such Pledgor had it been an original party to this Agreement, in each case with all documents required above to be delivered to Pledgees and with all documents and actions required above to be taken to the reasonable satisfaction of Pledgees.
          (i) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed an original signature hereto.

     [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first written above,

HAGUE CORP.
By:
[Name]
[Title]

Pledgees: MKM OPPORTUNITY MASTER FUND LLC
By:
[Name]
[Title]

[ ]
By:
[Name]
[Title]

Pledgor:

Stephen Squires

SCHEDULE A to the Stock Pledge Agreement
Pledged Stock

			Stock
		Class of	Certificate	Par	Number of
Pledgor	Issuer	Stock	Number	Value	Shares
Stephen Squires	Hague Corp.	Common		$.001	20,000,000